Exhibit 12.1

TravelCenters of America LLC

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
	(in thousands, except ratio amounts)

Income (loss) before income taxes and income from equity investees	$22,841	$2,331	$31,812	$23,784	$(66,560)	$(94,363)

Distributions received from equity investees	—	—	4,800	—	960	—
Fixed charges	45,876	90,880	79,161	75,471	106,603	96,350
Amortization of capitalized interest	15	31	—	—	—	—
Capitalized interest	(429)	(1,033)	—	—	—	—

Total earnings	$68,303	$92,209	$115,773	$99,255	$41,003	$1,987

Interest expense(1)	$8,288	$17,650	$10,358	$9,005	$25,653	$15,440
Estimated interest within rent expense(2)	37,159	72,197	68,803	66,466	80,950	80,910
Capitalized interest	429	1,033	—	—	—	—

Total fixed charges	$45,876	$90,880	$79,161	$75,471	$106,603	$96,350

Ratio of earnings to fixed charges	1.49	1.01	1.46	1.32	—	—

Deficiency of earnings available to cover fixed charges	$ N/A	$ N/A	$ N/A	$ N/A	$(65,600)	$(94,363)

(1)                Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)                Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.